UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1)

OR SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 4)

CALIFORNIA PIZZA KITCHEN, INC.

(Name of Subject Company (Issuer))

CPK MERGER SUB INC.

CPK HOLDINGS INC.

(Name of Filing Persons (Offeror))

GOLDEN GATE CAPITAL OPPORTUNITY FUND, L.P.

(Name of Filing Persons — (Other Person(s))

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

13054D109

(CUSIP Number of Class of Securities)

Joshua Olshansky

CPK Holdings Inc.

c/o Golden Gate Capital

One Embarcadero Center, 39th Floor

San Francisco, CA 94111

Tel: (415) 983-2700

Fax: (415) 983-2828

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With a copy to:

David Breach, Esq.

Daniel Wolf, Esq.

Kirkland & Ellis LLP

601 Lexington Avenue

New York, NY 10022

(212) 446-4800

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$470,717,365	$54,651

*	Calculated solely for purposes of determining the filing fee. The calculation assumes the purchase of 24,616,701 shares of common stock, par value $0.01 per share, at $18.50 per share. The transaction value also includes the aggregate offer price for 827,481 shares issuable pursuant to the cashless net exercise at the offer price of outstanding options with an exercise price less than $18.50 per share, which is calculated by multiplying the number of shares issuable pursuant to the cashless net exercise at the offer price of such outstanding options by $18.50. The share numbers have been provided to the Offerors by the Issuer and are as of May 31, 2011 (and include shares issuable to holders of stock options from which the Issuer or its representatives have received notices of exercise as of May 31, 2011).

**	Calculated in accordance with Exchange Act Rule 0-11, as amended, and Fee Rate Advisory #5 for fiscal year 2011, issued December 22, 2010, by multiplying the transaction value by 0.0001161.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $54,651	Filing Party: CPK Holdings Inc.
Form or Registration No.: Schedule TO	Date Filed: June 8, 2011

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☒	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer).

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer).

This Amendment No. 4 to the Tender Offer Statement on Schedule TO (the “Schedule TO”) amends and supplements the Schedule TO relating to the tender offer by CPK Merger Sub Inc., a Delaware corporation (“Purchaser”) and a direct wholly-owned subsidiary of CPK Holdings Inc., a Delaware corporation (“Parent”), for all of the outstanding common stock, par value $0.01 per share (“Shares”), of California Pizza Kitchen, Inc., a Delaware corporation (“CPK”), at a price of $18.50 per share net to the seller in cash without interest and less any required withholding taxes, if any, upon the terms and conditions set forth in the offer to purchase dated June 8, 2011 (the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A), and in the related letter of transmittal (the “Letter of Transmittal”), a copy of which is attached as Exhibit (a)(1)(B), which, together with any amendments or supplements, collectively constitute the “Offer.”

All the information set forth in the Offer to Purchase is incorporated by reference herein in response to Items 1 through 9 and Item 11 of this Schedule TO, and is supplemented by the information specifically provided in this Schedule TO.

Items 1, 4 and 11. Summary Term Sheet; Terms of the Transaction; and Additional Information.

Items 1, 4, and 11 of this Schedule TO are hereby amended and supplemented by adding the following text thereto:

“The Offer and withdrawal rights expired at midnight, New York City time, on July 6, 2011. The Depositary has advised us that 21,586,341 Shares were validly tendered and not properly withdrawn (including 765,999 Shares tendered pursuant to notices of guaranteed delivery). All Shares that were validly tendered and not properly withdrawn have been accepted for purchase and paid for by Purchaser. Purchaser also exercised its Top-Up, pursuant to which CPK issued Shares to Purchaser, at a price per Share equal to the Offer Price, in an amount sufficient to ensure that Purchaser and Parent could effect a short-form merger under applicable Delaware Law.

As a result of the purchase of Shares in the Offer and the issuance of Shares pursuant to the Top-Up, Purchaser and Parent will have sufficient voting power to approve the Merger without the affirmative vote of any other stockholder of CPK. Accordingly, Purchaser and Parent intend to effect a “short form” merger in which Purchaser is merged with and into CPK, with CPK surviving the Merger and continuing as a wholly-owned subsidiary of Parent. In the Merger, each Share issued and outstanding immediately prior to the effective time of the Merger, other than Shares owned by Parent or Purchaser immediately prior to the effective time of the Merger, or any stockholder of CPK who is entitled to and properly exercises appraisal rights under Delaware law, will automatically be converted into the right to receive the Offer Price in cash, without interest and less any applicable withholding taxes. All shares converted into the right to receive the Offer Price shall be canceled and cease to exist.

On July 7, 2011, Golden Gate Capital issued a press release announcing the expiration and results of the Offer. The full text of the press release is attached hereto as Exhibit (a)(11) and is incorporated herein by reference.”

Item 12.	Exhibits.

Regulation M-A Item 1016

Item 12 of the Schedule TO is amended and supplemented by adding the following exhibit:

Exhibit No.
(a)(11)	Press Release issued by Golden Gate Capital on July 7, 2011.

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 7, 2011

CPK MERGER SUB INC.

By:	/s/ Joshua Olshansky
Name:	Joshua Olshansky
Title:	President

CPK HOLDINGS INC.

By:	/s/ Joshua Olshansky
Name:	Joshua Olshansky
Title:	President

GOLDEN GATE CAPITAL OPPORTUNITY FUND, L.P.

By:	GGC Opportunity Fund Management, L.P., its general partner

By: GGC Opportunity Fund Management GP, Ltd., its general partner

By:	/s/David Dominik
Name:	David Dominik
Title:	Director

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated June 8, 2011.*

(a)(1)(B)	Letter of Transmittal.*

(a)(1)(C)	Notice of Guaranteed Delivery.*

(a)(1)(D)	Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(F)	Joint Press Release issued by CPK and Golden Gate Capital on May 25, 2011 (incorporated by reference to Exhibit 99.1 to the Form 8-K filed by CPK with the Securities and Exchange Commission on May 25, 2011).*

(a)(1)(G)	Summary Advertisement as published in the Wall Street Journal on June 8, 2011.*

(a)(5)	Class Action Complaint dated May 26, 2011 (Hilary Kramer v. Larry S. Flax, et al.)*

(a)(6)	Class Action Complaint dated May 26, 2011 (Lisa Palma v. California Pizza Kitchen, Inc., et al.)*

(a)(7)	Class Action Complaint dated May 27, 2011 (Mitchell Anderson v. California Pizza Kitchen, Inc., et al.)*

(a)(8)	Joint Press Release issued by CPK and Golden Gate Capital on June 8, 2011.*

(a)(9)	Class Action Complaint dated June 10, 2011 (Lane v. Larry S. Flax, et al.)*

(a)(10)	Class Action Complaint dated June 24, 2011 (Del Pino v. Larry S. Flax, et al.)*

(a)(11)	Press Release issued by Golden Gate Capital on July 7, 2011.

(b)	None.

(d)(1)	Agreement and Plan of Merger, dated as of May 24, 2011, by and among CPK, Purchaser and Parent (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by CPK with the Securities and Exchange Commission on May 27, 2011).*

(d)(2)	Confidentiality Agreement, dated as of April 19, 2010, between Golden Gate Private Equity, Inc. and CPK (incorporated by reference to Exhibit (e)(4) of the Solicitation/Recommendation Statement on Schedule 14D-9 filed by CPK with the Securities and Exchange Commission on June 8, 2011).*

(d)(3)	Exclusivity Agreement, dated as of April 11, 2011, between Golden Gate Private Equity, Inc. and CPK.*

(d)(4)	Letter Agreement Extending the Term of the Exclusivity Agreement, dated as of May 7, 2011, between Golden Gate Private Equity, Inc. and CPK.*

(d)(5)	Limited Guarantee, dated as of May 24, 2011, delivered by Golden Gate Capital Opportunity Fund, L.P. in favor of CPK.*

Exhibit No.	Description
(d)(6)	Equity Commitment Letter, dated as of May 24, 2011, from Golden Gate Capital Opportunity Fund, L.P. to Parent.*

(d)(7)	Debt Commitment Letter, dated as of May 24, 2011, from General Electric Capital Corporation, GE Capital Markets, Inc., and Jefferies Finance LLC to Purchaser.*

(d)(8)	Stockholder Tender and Support Agreement, dated as of May 24, 2011, by and among Parent, Purchaser, CPK and Susan M. Collyns (incorporated by reference to Exhibit 99.1 to the Form 8-K filed by CPK with the Securities and Exchange Commission on May 27, 2011).*

(d)(9)	Stockholder Tender and Support Agreement, dated as of May 24, 2011, by and among Parent, Purchaser, CPK and Larry S. Flax (incorporated by reference to Exhibit 99.2 to the Form 8-K filed by CPK with the Securities and Exchange Commission on May 27, 2011).*

(d)(10)	Stockholder Tender and Support Agreement, dated as of May 24, 2011, by and among Parent, Purchaser, CPK and Sarah A. Goldsmith-Grover (incorporated by reference to Exhibit 99.3 to the Form 8-K filed by CPK with the Securities and Exchange Commission on May 27, 2011).*

(d)(11)	Stockholder Tender and Support Agreement, dated as of May 24, 2011, by and among Parent, Purchaser, CPK and Richard L. Rosenfield (incorporated by reference to Exhibit 99.4 to the Form 8-K filed by CPK with the Securities and Exchange Commission on May 27, 2011).*

(g)	None.

(h)	None.

*	Previously filed.